UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025	Commission File Number 001-33159

AERCAP HOLDINGS N.V.

(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Other Events

This week AerCap Holdings N.V. (“AerCap” or “we”) received cash insurance settlement proceeds in the total amount of approximately €112 million in full settlement of our insurance claims under the respective insurance policies of AirBridgeCargo Airlines LLC and Atran LLC, in respect of eight aircraft owned by AerCap group entities and formerly leased to these Russian airlines as of February 2022.  Effective upon receipt of these insurance settlement proceeds from Limited Liability Company “Insurance Company NSK” (“NSK”), a Russian insurance company, we have released our claims against NSK and these Russian airlines’ international reinsurers with respect to these eight aircraft.  These insurance settlements and the receipt of the settlement proceeds were approved by the U.S. Department of Commerce and the U.S. Department of the Treasury and are consistent with other applicable sanctions regimes.

These insurance settlement proceeds bring our total recoveries relating to the Ukraine Conflict to date to approximately $2.6 billion.

While insurance settlement discussions are ongoing with respect to some of our claims under the insurance policies of other Russian airlines, it is uncertain whether any of these discussions will result in any insurance settlement or receipt of insurance settlement proceeds and, if so, in what amount.  In particular, it remains uncertain whether the necessary approvals and funding to complete any such further insurance settlements can be obtained.

The information contained in this Form 6-K is incorporated by reference into AerCap’s Form F-3 Registration Statement, File No. 333-282733, and Form S-8 Registration Statements, File Nos. 333-194638, 333-194637, 333-180323, 333-165839 and 333-154416, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.
By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

Date: August 8, 2025